UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **:**   ***April 4, 2005***



RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	***0-12906***	***36-2096643***
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois	***60147-0393***
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: ***(630) 208-2200***

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Download **FORM 8-K** in PDF format

For Immediate Release

For Details, Please Contact:

Ed Richardson

Chairman and Chief Exective Officer
Richardson Electronics, Ltd.

Phone: (630)208-2340
E-mail: info@rell.com

Richardson Electronics Reports Kelly Phillips Appointed Interim Chief Financial Officer of Richardson Electronics.

LaFox, IL, Wednesday April 4, 2005: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced that Kelly Phillips has been appointed Chief Financial Officer on an interim basis replacing Dario Sacomani who has taken an extended medical leave of absence from the Company. Ms. Phillips has been Controller since joining Richardson Electronics in 2003. Prior to joining Richardson Electronics, Ms. Phillips was Director of Accounting, Global Financial Shared Services for Motorola since 1998. Prior to that she was employed by Motorola as Controller, Cellular Infrastructure Group from 1996 to 1998 and held various financial positions with Motorola since 1985.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “engineered solutions,” serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICHARDSON ELECTRONICS, LTD.

Date: ***April 4, 2005*** By: ***/s/ Ed Richardson***

Name: Ed Richardson
Title: Chairman and
Chief Exective Officer